CHINA YONXIN PHARMACEUTICALS INC.
927 Canada Court
City of Industry, California 91748

January 31, 2011

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C., 20549

Re:	China Yongxin Pharmaceuticals Inc. Request to Withdraw Registration Statement Registration No. 333-167416

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), China Yongxin Pharmaceuticals Inc. (the “Company”) hereby respectfully requests the withdrawal of its registration statement on Form S-1, initially filed on June 9, 2010 (the “Registration Statement”).

No securities have been issued or sold under the Registration Statement.  The reason for this withdrawal is that, in light of current market conditions, the Company has decided not to pursue the public offering of its common stock described in the Registration Statement.  The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact the Company’s legal counsel, Nimish Patel at Richardson & Patel LLP at (310) 208-1182, if you have any questions.

Thank you for your assistance in this matter.

Very truly yours,

CHINA YONGXIN PHARMACEUTICALS INC.

/s/ Yongxin Liu
Yongxin Liu
Chief Executive Officer